UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 1, 2022**



Service Corporation International

(Exact name of registrant as specified in its charter)

Texas	**1-6402-1**	**74-1488375**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1929 Allen Parkway	**Houston**	**Texas**	**77019**
	(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code   **(713) 522-5141**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter) . ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($1 par value)	SCI	New York Stock Exchange

Item 2.02 Results of Operations and Financial Condition

On November 1, 2022, Service Corporation International issued a press release reporting its financial results for the three and nine months ended September 30, 2022. A copy of this press release, dated November 1, 2022, is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is furnished and not filed. Accordingly, none of the information will be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

(d) The following exhibits are included with this report

Exhibit No.	Description
99.1	Press Release, dated November 1, 2022 reporting financial results for the three and nine months ended September 30, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

November 1, 2022   Service Corporation International

                                                By: /s/ Eric D. Tanzberger
                                                           Eric D. Tanzberger
                                                           Senior Vice President
                                                           Chief Financial Officer

EXHIBIT 99.1



SERVICE CORPORATION INTERNATIONAL ANNOUNCES THIRD QUARTER 2022 FINANCIAL RESULTS AND RAISES 2022 GUIDANCE

Conference call on Wednesday, November 2, 2022, at 8:00 a.m. Central Time.

HOUSTON, Texas, November 1, 2022 . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today reported results for the third quarter of 2022.

Tom Ryan, the Company's Chairman and CEO, commented on the third quarter performance:

"We are proud to report GAAP earnings per share of $0.76 and adjusted earnings per share of $0.68 and net cash provided by operating activities of $183 million for the third quarter of 2022. These results significantly exceeded our expectations; however, they are below the prior year quarter that was materially impacted by the effects of COVID-19. Comparing back to the pre-pandemic third quarter of 2019, we have greatly exceeded our expected growth.

- Adjusted earnings per share has grown an impressive 22% on a compounded annual basis since 2019 (compared to an expectation of 8%-12%).
- The number of funeral services performed is trending higher than we anticipated and is approximately 5% higher than 2019 levels on a compounded annual growth basis.
- Cemetery preneed sales production continues to be strong, growing this quarter 5% versus a COVID impacted prior year quarter and has experienced nearly 19% compounded annual growth over 2019 levels.

We are raising the midpoint of our full year 2022 adjusted earnings guidance by 20 cents to $3.70 and the midpoint of our adjusted operating cash flow guidance by $40 million to $815 million. These increases are driven by the strong earnings performance in the first nine months, particularly around higher than anticipated funeral services performed.

I would like to thank our 24,000 associates for their unwavering commitment in providing excellent service to our client families. We believe our long-term growth strategy is on track as we continue to grow revenue, leverage our unparalleled scale, and deploy our capital wisely to enhance shareholder value."

Third Quarter Highlights:

- GAAP earnings per share were $0.76.
- Adjusted earnings per share were $0.68.
- Comparable preneed cemetery sales production increased $16 million, or 5%.
- Comparable preneed funeral sales production grew $6 million, or 2%.

Details of our third quarter 2022 financial results and the unaudited consolidated financial statements can be found in the Appendix at the end of this press release. The table below summarizes our key financial results.

(Dollars in millions, except for per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2022	**2021**	**2022**	**2021**
Revenue	$ 977.7	$ 1,034.4	$ 3,081.0	$ 3,099.9
Operating income	$ 203.4	$ 304.3	$ 760.4	$ 892.2
Net income attributable to common stockholders	$ 120.9	$ 209.9	$ 473.0	$ 596.4
Diluted earnings per share	$ 0.76	$ 1.23	$ 2.93	$ 3.49
Earnings excluding special items [1]	$ 108.8	$ 197.7	$ 463.6	$ 583.0
Diluted earnings per share excluding special items [1]	$ 0.68	$ 1.16	$ 2.87	$ 3.41
Diluted weighted average shares outstanding	159.1	170.0	161.4	171.1
Net cash provided by operating activities	$ 182.6	$ 240.6	$ 655.4	$ 730.4
Net cash provided by operating activities excluding special items [1]	$ 182.6	$ 232.3	$ 655.4	$ 722.1

(1) Earnings excluding special items, diluted earnings per share excluding special items, and net cash provided by operating activities excluding special items are non-GAAP financial measures. These items are also referred to as "adjusted earnings per share" and "adjusted operating cash flow". A reconciliation from net income attributable to common stockholders, diluted earnings per share, and net cash provided by operating activities in accordance with generally accepted accounting principles in the United States (GAAP) can be found later in this press release under the headings "Cash Flow and Capital Spending" and "Non-GAAP Financial Measures" in the Appendix at the end of this press release.

- Diluted earnings per share were $0.76 in the third quarter of 2022 compared to $1.23 in the third quarter of 2021. The current year quarter was impacted by $14.4 million of net gains on divestitures and impairment charges. The prior year quarter was impacted by $7.8 million of net gains on divestitures and impairment charges and $8.3 million in other income received from a vendor waiver and release agreement. Diluted earnings per share excluding special items was $0.68 in the third quarter of 2022 compared to $1.16 in the third quarter of 2021. The decline of $0.48 is primarily due to an expected decline in gross profit related to decreases in COVID-19 related activity combined with higher inflationary costs and lower trust fund income impacted by negative financial market returns. Additionally, fewer shares outstanding more than offset the impact of higher interest expense.

- Net cash provided by operating activities declined $58.0 million to $182.6 million in the third quarter of 2022 compared to $240.6 million in the third quarter of 2021. The prior year quarter benefited from a cash receipt of $8.3 million from a vendor waiver and release agreement. Net cash provided by operating activities excluding special items was $182.6 million in the third quarter of 2022 compared to $232.3 million in the third quarter of 2021. The decrease in operating cash flow is primarily due to lower operating income and higher cash interest offset by lower cash tax payments and favorable working capital.

UPDATED OUTLOOK FOR 2022

The guidance provided below continues to have a wider range than usual due to the uncertainty around the impact of the COVID-19 pandemic and the impact of recent economic uncertainty. Our outlook for net cash provided by operating activities excluding special items reflects an estimated $21 million of payroll tax payments in the fourth quarter of 2022 that were deferred from 2020 as allowed under the CARES Act. The outlook for capital improvements at existing field locations, corporate systems development, and cemetery development expenditures was increased due to elevated spend on cemetery property development as we replenish inventory to meet consumer demand after the COVID-19 pandemic. We also are continuing to invest in field technology and related infrastructure projects to support future customer facing and non-customer facing technology improvements.

(Dollars in millions, except per share amounts)	Previous 2022 Outlook	Revised 2022 Outlook
Diluted earnings per share excluding special items [1]	$3.30 - $3.70	$3.60 - $3.80
Net cash provided by operating activities excluding special items and cash taxes [1]	$940 - $980	$985 - $1,015
Cash taxes expected in 2022	$180 - $190	$180 - $190
Net cash provided by operating activities excluding special items [1]	$750 - $800	$795 - $835
Capital improvements at existing field locations, corporate systems development, and cemetery development expenditures	$270 - $290	$280 - $300

(1) Diluted earnings per share excluding special items and net cash provided by operating activities excluding special items are non-GAAP financial measures. We normally reconcile these non-GAAP financial measures from diluted earnings per share and net cash provided by operating activities; however, diluted earnings per share and net cash provided by operating activities calculated in accordance with GAAP are not currently accessible on a forward-looking basis. Our outlook for 2022 excludes the following because this information is not currently available for 2022: Expenses net of insurance recoveries related to weather events and hurricanes, gains or losses associated with asset divestitures, gains or losses associated with the early extinguishment of debt, potential tax reserve adjustments and IRS payments and/or refunds, acquisition and integration costs, system implementation and transition costs, and potential costs associated with settlements of litigation or the recognition of receivables for insurance recoveries associated with litigation, or deferred tax payments. The foregoing items could materially impact our forward-looking diluted earnings per share and/or our net cash provided by operating activities calculated in accordance with GAAP, consistent with the historical disclosures found in the Appendix at the end of this press release under the headings "Cash Flow and Capital Spending" and "Non-GAAP Financial Measures".

CONFERENCE CALL AND WEBCAST

We will host a conference call on Wednesday, November 2, 2022, at 8:00 a.m. Central Time. A question and answer session will follow a brief presentation made by management. The conference call dial-in numbers are (888) 317-6003 (US) or (412) 317-6061 (International) with the passcode of 0676297. The conference call will also be broadcast live via the Internet and can be accessed through our website at www.sci-corp.com. A replay of the conference call will be available through November 9, 2022 and can be accessed at (877) 344-7529 (US) or (412) 317-0088 (International) with the passcode of 6922087. Additionally, a replay of the conference call will be available on our website for approximately three months.

ABOUT SERVICE CORPORATION INTERNATIONAL

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance, serving more than 600,000 families each year. Our diversified portfolio of brands provides families and individuals a full range of choices to meet their needs, from simple cremations to full life celebrations and personalized remembrances. Our Dignity Memorial® brand is the name families turn to for professionalism, compassion, and attention to detail that is second to none. At September 30, 2022, we owned and operated 1,463 funeral service locations and 488 cemeteries (of which 300 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

For additional information contact:

Investors:	Debbie Young - Director / Investor Relations	(713) 525-9088
Media:	Jay Andrew - Assistant Vice President / Corporate Communications	(713) 525-3468

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts are forward-looking statements made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," "predict," or other similar words that convey the uncertainty of future events or outcomes. The absence of these words, however, does not mean that the statements are not forward-looking. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf. Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

- Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.
- We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.
- Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.
- Our results may be adversely affected by significant weather events, natural disasters, catastrophic events or public health crises.
- Our credit agreements contain covenants that may prevent us from engaging in certain transactions.
- If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.
- Increasing death benefits related to preneed contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed service.
- The financial condition of third-party life insurance companies that fund our preneed contracts may impact our future revenue.
- Unfavorable publicity could affect our reputation and business.
- We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.
- Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.
- Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.
- Our Canadian business exposes us to operational, economic, and currency risks.
- Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.
- A failure of a key information technology system or process could disrupt and adversely affect our business.
- Failure to maintain effective internal control over financial reporting could adversely affect our results of operations, investor confidence, and our stock price.
- The funeral and cemetery industry is competitive.
- If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.
- If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.
- The continuing upward trend in the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.
- Our funeral and cemetery businesses are high fixed-cost businesses.
- Risks associated with our supply chain could materially adversely affect our financial performance.
- Regulation and compliance could have a material adverse impact on our financial results.
- Unfavorable results of litigation could have a material adverse impact on our financial statements.
- Cemetery burial practice claims could have a material adverse impact on our financial results.
- The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.
- Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2021 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.sci-corp.com. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us whether as a result of new information, future events, or otherwise.



SERVICE CORPORATION INTERNATIONAL

APPENDIX: RESULTS FOR THE THIRD QUARTER OF 2022

Consolidated Statement of Operations (Unaudited)

(Dollars in thousands, except per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Revenue	$ 977,720	$ 1,034,372	$ 3,080,978	$ 3,099,888
Cost of revenue	(746,764)	(696,369)	(2,206,464)	(2,106,118)
Gross profit	230,956	338,003	874,514	993,770
Corporate general and administrative expenses	(41,911)	(41,461)	(129,336)	(116,779)
Gains on divestitures and impairment charges, net	14,403	7,804	15,186	15,232
Operating income	203,448	304,346	760,364	892,223
Interest expense	(43,508)	(38,618)	(123,107)	(111,865)
Losses on early extinguishment of debt, net	—	—	(1,225)	(5,226)
Other (expense) income, net	(1,514)	8,218	(2,489)	9,214
Income before income taxes	158,426	273,946	633,543	784,346
Provision for income taxes	(37,521)	(64,003)	(159,925)	(187,659)
Net income	120,905	209,943	473,618	596,687
Net income attributable to noncontrolling interests	(55)	(88)	(585)	(248)
Net income attributable to common stockholders	$ 120,850	$ 209,855	$ 473,033	$ 596,439
Basic earnings per share:				
Net income attributable to common stockholders	$ 0.77	$ 1.25	$ 2.98	$ 3.54
Basic weighted average number of shares	156,781	167,417	158,921	168,586
Diluted earnings per share:				
Net income attributable to common stockholders	$ 0.76	$ 1.23	$ 2.93	$ 3.49
Diluted weighted average number of shares	159,100	170,005	161,398	171,057

Consolidated Balance Sheet (Unaudited)

(Dollars in thousands, except share amounts)

		September 30, 2022		December 31, 2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	167,965	$	268,626
Receivables, net		86,471		106,051
Inventories		31,595		25,935
Other		52,315		40,448
Total current assets		338,346		441,060
Preneed receivables, net and trust investments		5,278,066		6,015,323
Cemetery property		1,912,232		1,900,844
Property and equipment, net		2,297,950		2,252,158
Goodwill		1,907,169		1,915,082
Deferred charges and other assets, net		1,150,264		1,169,813
Cemetery perpetual care trust investments		1,607,502		1,996,898
Total assets	$	14,491,529	$	15,691,178
LIABILITIES & EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	641,400	$	659,494
Current maturities of long-term debt		63,510		65,016
Income taxes payable		1,678		3,751
Total current liabilities		706,588		728,261
Long-term debt		4,127,411		3,901,304
Deferred revenue, net		1,600,338		1,532,749
Deferred tax liability		447,433		437,902
Other liabilities		407,269		438,903
Deferred receipts held in trust		3,921,886		4,766,492
Care trusts' corpus		1,603,182		1,976,118
Equity:				
Common stock, $1 per share par value, 500,000,000 shares authorized, 167,598,044 and 166,821,502 shares issued, respectively, and 154,737,723 and 163,114,202 shares outstanding, respectively		154,738		163,114
Capital in excess of par value		951,247		979,096
Retained earnings		559,631		727,021
Accumulated other comprehensive income		11,586		40,214
Total common stockholders' equity		1,677,202		1,909,445
Noncontrolling interests		220		4
Total equity		1,677,422		1,909,449
Total liabilities and equity	$	14,491,529	$	15,691,178

Consolidated Statement of Cash Flows (Unaudited)

(Dollars in thousands)	Nine months ended September 30,	
	2022	**2021**
Cash flows from operating activities:		
Net income	$ 473,618	$ 596,687
Adjustments to reconcile net income to net cash provided by operating activities:		
Losses on early extinguishment of debt, net	1,225	5,226
Depreciation and amortization	130,451	119,200
Amortization of intangibles	14,059	15,095
Amortization of cemetery property	69,059	75,394
Amortization of loan costs	5,182	4,736
Provision for expected credit losses	11,404	8,545
Provision for (benefit from) deferred income taxes	7,302	(8,125)
Gains on divestitures and impairment charges, net	(15,186)	(15,232)
Gain on sale of investments	(1,169)	—
Share-based compensation	11,063	10,630
Change in assets and liabilities, net of effects from acquisitions and divestitures:		
Decrease (increase) in receivables	15,349	(9,921)
Decrease (increase) in other assets	2,622	(39,681)
(Decrease) increase in payables and other liabilities	(17,147)	84,404
Effect of preneed sales production and maturities:		
Increase in preneed receivables, net and trust investments	(248,289)	(246,867)
Increase in deferred revenue, net	173,474	92,991
Increase in deferred receipts held in trust	22,426	37,280
Net cash provided by operating activities	655,443	730,362
Cash flows from investing activities:		
Capital expenditures	(252,763)	(177,767)
Business acquisitions, net of cash acquired	(13,488)	(9,221)
Real estate acquisitions	(8,901)	(15,642)
Proceeds from divestitures and sales of property and equipment	31,394	25,602
Proceeds from sale of investments and other	1,330	—
Payments for Company-owned life insurance policies	(1,788)	(3,666)
Net cash used in investing activities	(244,216)	(180,694)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	325,000	820,000
Debt issuance costs	—	(13,640)
Scheduled payments of debt	(27,212)	(27,110)
Early payments and extinguishment of debt	(65,591)	(699,837)
Principal payments on finance leases	(26,779)	(25,421)
Proceeds from exercise of stock options	16,840	34,521
Purchase of Company common stock	(586,562)	(344,373)
Payments of dividends	(118,435)	(109,285)
Bank overdrafts and other	(13,854)	(3,497)
Net cash used in financing activities	(496,593)	(368,642)
Effect of foreign currency	(4,744)	(197)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(90,110)	180,829
Cash, cash equivalents, and restricted cash at beginning of period	278,555	238,610
Cash, cash equivalents, and restricted cash at end of period	$ 188,445	$ 419,439

Consolidated Segment Results

(See definitions of revenue line items later in this appendix.)

(Dollars in millions, except average revenue per service)	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Consolidated funeral:				
Atneed revenue	$ 291.6	$ 318.4	$ 931.0	$ 938.8
Matured preneed revenue	167.4	172.4	528.1	522.1
Core revenue	459.0	490.8	1,459.1	1,460.9
Non-funeral home revenue	18.2	18.5	56.7	55.1
Recognized preneed revenue	40.1	45.6	125.8	120.4
Other revenue	36.7	37.4	110.3	107.0
Total revenue	$ 554.0	$ 592.3	$ 1,751.9	$ 1,743.4
Gross profit	$ 101.8	$ 168.5	$ 414.5	$ 474.7
Gross profit percentage	18.4 %	28.4 %	23.7 %	27.2 %
Funeral services performed	87,976	94,239	279,924	286,331
Average revenue per service	$ 5,424	$ 5,404	$ 5,415	$ 5,295

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Consolidated cemetery:				
Atneed property revenue	$ 35.4	$ 46.0	$ 114.8	$ 125.4
Atneed merchandise and service revenue	73.2	77.5	226.6	231.7
Total atneed revenue	108.6	123.5	341.4	357.1
Recognized preneed property revenue	200.8	201.9	640.4	643.0
Recognized preneed merchandise and service revenue	85.7	85.0	255.5	258.5
Total recognized preneed revenue	286.5	286.9	895.9	901.5
Core revenue	395.1	410.4	1,237.3	1,258.6
Other cemetery revenue	28.7	31.7	91.8	97.9
Total revenue	$ 423.8	$ 442.1	$ 1,329.1	$ 1,356.5
Gross profit	$ 129.1	$ 169.6	$ 460.1	$ 519.1
Gross profit percentage	30.5 %	38.4 %	34.6 %	38.3 %

Comparable Funeral Results

The table below details comparable funeral results of operations ("same store") for the three months ended September 30, 2022 and 2021. We consider comparable funeral operations to be those businesses owned for the entire period beginning January 1, 2021 and ending September 30, 2022.

(Dollars in millions, except average revenue per service and average revenue per contract sold)	Three months ended September 30,			
	2022	**2021**	**Var**	**%**
Comparable funeral revenue:				
Atneed revenue [1]	$ 282.9	$ 316.9	$ (34.0)	(10.7)%
Matured preneed revenue [2]	165.3	172.0	(6.7)	(3.9)%
Core revenue [3]	448.2	488.9	(40.7)	(8.3)%
Non-funeral home revenue [4]	18.0	18.4	(0.4)	(2.2)%
Recognized preneed revenue [5]	39.8	45.5	(5.7)	(12.5)%
Other revenue [6]	36.1	37.2	(1.1)	(3.0)%
Total comparable revenue	$ 542.1	$ 590.0	$ (47.9)	(8.1)%
Comparable gross profit	$ 102.1	$ 169.5	$ (67.4)	(39.8)%
Comparable gross profit percentage	18.8 %	28.7 %	(9.9)%	
Comparable funeral services performed:				
Atneed	46,965	53,868	(6,903)	(12.8)%
Matured preneed	25,658	26,794	(1,136)	(4.2)%
Total core	72,623	80,662	(8,039)	(10.0)%
Non-funeral home	12,932	12,955	(23)	(0.2)%
Total comparable funeral services performed	85,555	93,617	(8,062)	(8.6)%
Comparable core cremation rate	54.7 %	52.8 %	1.9 %	
Total comparable cremation rate [7]	61.4 %	59.2 %	2.2 %	
Comparable funeral average revenue per service:				
Atneed	$ 6,024	$ 5,883	$ 141	2.4 %
Matured preneed	6,442	6,419	23	0.4 %
Total core	6,172	6,061	111	1.8 %
Non-funeral home	1,392	1,420	(28)	(2.0)%
Total comparable average revenue per service	$ 5,449	$ 5,419	$ 30	0.6 %
Comparable funeral preneed sales production:				
Total preneed sales	$ 292.9	$ 286.6	$ 6.3	2.2 %
Core contracts sold	36,507	37,502	(995)	(2.7)%
Non-funeral home contracts sold	21,482	20,432	1,050	5.1 %
Core average revenue per contract sold	$ 6,268	$ 6,084	$ 184	3.0 %
Non-funeral home average revenue per contract sold	$ 2,982	$ 2,861	$ 121	4.2 %

(1) Atneed revenue represents merchandise and services sold and delivered or performed once death has occurred.

(2) Matured preneed revenue represents merchandise and services sold on a preneed contract through our core funeral homes, which have been delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of merchandise and services sold on an atneed contract or preneed contract, which were delivered or performed once death has occurred through our core funeral homes.

(4) Non-funeral home revenue represents services sold on a preneed or atneed contract through one of our non-funeral home sales channels (e.g. SCI Direct) and performed once death has occurred.

(5) Recognized preneed revenue represents travel protection, net and merchandise sold to a preneed customer and delivered before death has occurred.

(6) Other revenue primarily comprises general agency revenue, which is commissions we receive from third-party insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed arrangements.

(7) Total comparable cremation rate includes the impact of cremation services through our non-funeral sales channel (e.g. SCI Direct).

- Total comparable funeral revenue decreased $47.9 million, or 8.1%, in the third quarter of 2022 compared to the same period of 2021, primarily driven by a decrease in core funeral revenue.

- Core funeral revenue decreased $40.7 million, or 8.3%, primarily due to a 10.0% decrease in core funeral services performed as prior year was impacted by the COVID-19 pandemic, partially offset by an increase in core average revenue per service of 1.8%. The comparable core cremation rate grew by 190 basis points to 54.7%.

- Recognized preneed revenue decreased $5.7 million, or 12.5%, primarily driven by the timing of merchandise deliveries in the prior year.

- Comparable funeral gross profit decreased $67.4 million to $102.1 million and the gross profit percentage decreased from 28.7% to 18.8%. This decrease is due to the expected decline in revenue mentioned above combined with higher energy and employee-related inflationary costs as well as increased technology costs during the quarter.

- Comparable preneed funeral sales production grew $6.3 million, or 2.2%, in the third quarter of 2022 compared to 2021, primarily due to an increase in non-funeral home preneed sales production as core preneed sales production was flat to the prior year quarter. We experienced a 9.6% increase in non-funeral home preneed sales production primarily as a result of increased velocity in sales contracts as we experienced better lead technology utilization in our SCI Direct businesses.

Comparable Cemetery Results

The table below details comparable cemetery results of operations ("same store") for the three months ended September 30, 2022 and 2021. We consider comparable cemetery operations to be those businesses owned for the entire period beginning January 1, 2021 and ending September 30, 2022.

(Dollars in millions)	Three months ended September 30,			
	2022	2021	Var	%
Comparable cemetery revenue:				
Atneed property revenue	$ 35.2	$ 46.0	$ (10.8)	(23.5)%
Atneed merchandise and service revenue	73.0	77.5	(4.5)	(5.8)%
Total atneed revenue [1]	108.2	123.5	(15.3)	(12.4)%
Recognized preneed property revenue	198.9	201.9	(3.0)	(1.5)%
Recognized preneed merchandise and service revenue	85.7	84.9	0.8	0.9 %
Total recognized preneed revenue [2]	284.6	286.8	(2.2)	(0.8)%
Core revenue [3]	392.8	410.3	(17.5)	(4.3)%
Other revenue [4]	28.5	31.7	(3.2)	(10.1)%
Total comparable revenue	$ 421.3	$ 442.0	$ (20.7)	(4.7)%
Comparable gross profit	$ 128.3	$ 169.6	$ (41.3)	(24.4)%
Comparable gross profit percentage	30.5 %	38.4 %	(7.9)%	
Comparable cemetery preneed and atneed sales production:				
Property	$ 255.5	$ 255.7	$ (0.2)	(0.1)%
Merchandise and services	193.3	201.8	(8.5)	(4.2)%
Discounts and other	(3.9)	(4.1)	0.2	4.9 %
Preneed and atneed sales production	$ 444.9	$ 453.4	$ (8.5)	(1.9)%
Recognition rate [5]	88.3 %	90.5 %		

(1) Atneed revenue represents property, merchandise, and services sold and delivered or performed once death has occurred.

(2) Recognized preneed revenue represents property, merchandise, and services sold on a preneed contract, which were delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of property, merchandise, and services that have been delivered or performed as well as the related merchandise and service trust fund income.

(4) Other revenue is primarily related to endowment care trust fund income, royalty income, and interest and finance charges earned from customer receivables on preneed installment contracts.

(5) Represents the ratio of current period core revenue stated as a percentage of current period preneed and atneed sales production.

- Comparable cemetery revenue decreased $20.7 million, or 4.7%, in the third quarter of 2022 compared to the third quarter of 2021. The decline was primarily due to anticipated decreases in core and other revenue.

- Core revenue decreased $17.5 million primarily as a result of a $15.3 million decline in atneed revenue from an expected decrease in contract velocity compared to the third quarter of 2021 that was heavily impacted by the COVID-19 pandemic.

- Other revenue was lower by $3.2 million, or 10.1%, compared to the prior year quarter primarily from a decrease in endowment care trust fund income due to the timing of capital gains and the negative impact of the financial markets.

- Comparable cemetery gross profit decreased $41.3 million to $128.3 million. The gross profit percentage decreased to 30.5% from 38.4% due to the decline in revenue mentioned above combined with higher inflationary employee-related and maintenance costs as well as increased technology costs during the quarter.

- Comparable preneed cemetery sales production increased $16.1 million, or 5.0%, driven primarily by continued strength of the sales average, partially offset by expected lower contract velocity as the prior year benefited from strong consumer demand during the COVID-19 pandemic.

Other Financial Results

- *Corporate general and administrative expenses* increased slightly by $0.5 million to $41.9 million in the third quarter of 2022 compared to the third quarter of 2021 primarily from increased expenses related to workers compensation and general liability claims offset by a decline in incentive compensation costs.

- *Interest expense* increased $4.9 million to $43.5 million in the third quarter of 2022 primarily due to higher interest on our floating rate debt. During the third quarter, our floating rate debt carried a weighted average rate of 3.2%, which is 190 basis points higher than the weighted average rate for our floating rate debt in the prior year third quarter.

- The GAAP effective income tax rate for the third quarter of 2022 was 23.7%, up from 23.4% in the prior year quarter. Our adjusted effective tax rate was 24.4% in the third quarter of 2022 compared to 23.3% in the prior year quarter. The higher tax rate in the current period is primarily due to fewer excess tax benefits recognized on the settlement of employee share-based awards.

Cash Flow and Capital Spending

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Net cash provided by operating activities	$ 182.6	$ 240.6	$ 655.4	$ 730.4
Cash received from a vendor waiver and release agreement payment	—	(8.3)	—	(8.3)
Net cash provided by operating activities excluding special items	$ 182.6	$ 232.3	$ 655.4	$ 722.1
Cash taxes included in net cash provided by operating activities	$ 44.6	$ 66.8	$ 142.2	$ 168.8

Net cash provided by operating activities declined $58.0 million to $182.6 million in the third quarter of 2022 compared to $240.6 million in the third quarter of 2021. The prior year quarter benefited from a cash receipt of $8.3 million from a vendor waiver and release agreement. Net cash provided by operating activities excluding special items was $182.6 million in the third quarter of 2022 compared to $232.3 million in the third quarter of 2021. This expected decrease in operating cash flow is primarily due to $107.5 million in lower operating income (excluding the impact from divestitures) as the prior year was positively impacted by the effects of the COVID-19 pandemic and $5.0 million of higher cash interest payments. Offsetting the decline in operating income was the impact from lower cash tax payments of $22.2 million and favorable working capital primarily due to the timing of a payroll tax payment of $21 million related to the CARES Act in 2020 in the third quarter last year.

A summary of our capital expenditures is set forth below:

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2022	2021	2022	2021
Capital improvements at existing field locations and corporate systems development	$ 58.9	$ 39.9	$ 149.7	$ 100.1
Development of cemetery property	34.4	25.4	75.9	50.0
Capital improvements at existing field locations, corporate systems development and cemetery development expenditures	93.3	65.3	225.6	150.1
Growth capital expenditures/construction of new funeral service locations	7.0	9.3	27.2	27.7
Total capital expenditures	$ 100.3	$ 74.6	$ 252.8	$ 177.8

Total capital expenditures increased in the current quarter by $25.7 million, primarily due to increases in capital improvements at existing field locations, corporate systems development, and cemetery development expenditures. The growth in capital spend at existing field locations and corporate systems development is primarily due to increased investments in field technology and related infrastructure projects to support future customer facing and non-customer facing technology improvements. We also increased spend on cemetery property development as we replenish inventory to meet consumer demand after the impact of the COVID-19 pandemic. We expect this spend to normalize in 2023.

Trust Fund Returns

Total trust fund returns include realized and unrealized gains and losses and dividends and are shown gross without netting of certain fees. A summary of our consolidated trust fund returns as of September 30, 2022 is set forth below:

	Three Months	Nine Months
Preneed funeral	(3.2)%	(17.5)%
Preneed cemetery	(3.5)%	(18.1)%
Cemetery perpetual care	(3.4)%	(16.8)%
Combined trust funds	(3.4)%	(17.5)%

Non-GAAP Financial Measures

Earnings excluding special items and diluted earnings per share excluding special items shown above are non-GAAP financial measures. We believe these non-GAAP financial measures provide a consistent basis for comparison between quarters and years, and better reflect the performance of our core operations, as they are not influenced by certain income or expense items not affecting operations. We also believe these measures help facilitate comparisons to our competitors' operating results.

Set forth below is a reconciliation of our reported net income attributable to common stockholders to earnings excluding special items and our GAAP diluted earnings per share to diluted earnings per share excluding special items. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

(Dollars in millions, except diluted EPS)	Three months ended September 30,			
	2022		2021	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 120.9	$ 0.76	$ 209.9	$ 1.23
Pre-tax reconciling items:				
Gains on divestitures and impairment charges, net	(14.4)	(0.09)	(7.8)	(0.05)
Vendor waiver and release agreement cash receipts	—	—	(8.3)	(0.05)
Tax reconciling items:				
Tax effect from special items above	3.4	0.02	4.0	0.03
Change in uncertain tax reserves and other	(1.1)	(0.01)	(0.1)	—
Earnings excluding special items and diluted earnings per share excluding special items	$ 108.8	$ 0.68	$ 197.7	$ 1.16
Diluted weighted average shares outstanding		159.1		170.0

(Dollars in millions, except diluted EPS)	Nine months ended September 30,			
	2022		2021	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 473.0	$ 2.93	$ 596.4	$ 3.49
Pre-tax reconciling items:				
Gains on divestitures and impairment charges, net	(15.2)	(0.10)	(15.2)	(0.09)
Losses on early extinguishment of debt, net	1.2	0.01	5.2	0.03
Vendor waiver and release agreement cash receipts	—	—	(8.3)	(0.05)
Foreign currency exchange loss	1.5	0.01	—	—
Tax reconciling items:				
Tax effect from special items above	3.3	0.02	4.9	0.03
Change in uncertain tax reserves and other	(0.2)	—	—	—
Earnings excluding special items and diluted earnings per share excluding special items	$ 463.6	$ 2.87	$ 583.0	$ 3.41
Diluted weighted average shares outstanding		161.4		171.1